UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Telenav, Inc.

(Full Name of Registrant)

N/A

Former Name if Applicable

4655 Great America Parkway, Suite 300

Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Telenav, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended December 31, 2019 within the prescribed time period. On February 6, 2020, the Company issued a press release announcing its financial results for the three months ended December 31, 2019. The Company also issued a related investor presentation (which the Company also posted on its website), and hosted an investor conference call and webcast, wherein the Company commented on operating results for the Company’s three months ended December 31, 2019 and provided outlook for the three months ending March 31, 2020. Subsequent to the issuance of the press release and related investor presentation (attached to the Form 8-K dated February 6, 2020 as Exhibits 99.1 and 99.2, respectively), and conference call and webcast with investors, the Company further reviewed and updated its reporting of revenue related to its agreements with Grab Holdings, Inc. and certain of its subsidiaries (as further defined below, the “Grab Transaction,” and Grab, together with its certain subsidiaries, collectively “Grab”). This updated revenue related to the Grab Transaction affects the three and six months ended December 31, 2019, as well as the outlook the Company provided on February 6, 2020 for the three months ending March 31, 2020.

In August 2019, the Company entered into certain agreements with Grab, including: (i) a services agreement pursuant to which the Company agreed to provide certain services to Grab through certain of its employees designated to work on the Company’s OpenTerra Platform; (ii) a license agreement pursuant to which the Company granted to Grab a perpetual license to certain intellectual property associated with the OpenTerra Platform; and (iii) an asset purchase agreement pursuant to which the Company sold certain intellectual property associated with the OpenTerra Platform to Grab and facilitated offers for employment or consulting arrangements by Grab of certain of the OpenTerra employees. The transactions contemplated by the services agreement, license agreement and asset purchase agreement together comprise the “Grab Transaction.”

In determining revenue the Company would recognize in connection with the Grab Transaction, the Company allocated consideration, which included cash and equity, between products and services, as well as the identified assets, which allocation the Company determined subject to ASC 606. Subsequent to the Company’s issuance of its press release, investor letter and commentary on February 6, 2020, the Company reassessed whether the methodology it used to determine and allocate consideration in order to determine revenue associated with the Grab Transaction faithfully depicted the portion of the consideration the Company would be entitled to when satisfying each obligation and, specifically, the revenue the Company would recognize in exchange for the rights transferred under the perpetual license (as compared to the incremental rights transferred upon the asset purchase). As a result of this reassessment, the Company determined the stand-alone selling price for the rights transferred to Grab upon purchase should reflect what the Company would sell such incremental rights for separately in similar circumstances and to similar customers. This resulted in a correction of the revenue the Company recognized under the Grab Transaction for the three months ended September 30, 2019 and revision of the revenue the Company would recognize for the three and six months ended December 31, 2019, as well as an adjustment to the net income the Company provided in its outlook for the three months ending March 31, 2020.

In addition, the Company received under the Grab Transaction consideration which included nonmarketable ordinary shares of Grab Holdings, Inc. To determine the fair market value of these ordinary shares, the Company used all information available from Grab regarding the assessment of its board of directors of the fair market value of the ordinary shares, including the limited number of arms’ length sales of Grab ordinary shares and a review of recent Grab financial statements. Because there is no public trading market for Grab ordinary shares and because Grab does not prepare its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), or file its financial statements with the SEC or another securities regulatory body, the Company relied on limited information to assess the fair market value of Grab’s ordinary shares.

The Audit Committee of the Board of Directors concluded that the Company has a material weakness in its internal control over financial reporting as of September 30, 2019 and December 31, 2019 related to a design deficiency in the Company’s review controls over unusual or non-recurring and significant transactions. Specifically, the Company’s controls were not properly designed to provide reasonable assurance that it timely identifies and assesses the accounting implications of terms in unusual or non-recurring agreements. As a result of the material weakness, the Audit Committee has concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were not effective as of September 30, 2019 and December 31, 2019.

The Company intends to file as soon as practicable its Quarterly Report on Form 10-Q for the three months ended December 31, 2019.

This Form 12b-25 contains forward-looking statements that are based on the Company management’s belief and assumptions and on information currently available to its management. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. These potential risks and uncertainties include, among others: the Company’s ability to timely evaluate the need to restate its September 30, 2019 Form 10-Q, its ability to file its Form 10-Q for the three months ended December 31, 2019 in a timely manner and the potential for future changes in its assessment of its revenue recognition and valuation of the Grab shares it holds. The Company discusses these risks in greater detail in “Risk Factors” and elsewhere in its Form 10-K for the fiscal year ended June 30, 2019 and other filings with the U.S. Securities and Exchange Commission (“SEC”), which are available at the SEC’s website at www.sec.gov. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent management’s beliefs and assumptions only as of the date made. You should review the Company’s SEC filings carefully and with the understanding that actual future results may be materially different from what the Company expects.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dr. HP JIN	408	245-3800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TELENAV, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 11, 2020	By:	/s/ Adeel Mansour
Name: Adeel Mansour
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).